UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO DEBENTURE HOLDERS

Sendas Distribuidora S.A., a publicly-held company registered with the Brazilian Securities and Exchange Commission (“CVM”), with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Jacarepaguá, CEP 22775-005, enrolled with the National Register of Legal Entities (“CNPJ”) under No. 06.057.223/0001-71 and in the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.3.002.7290-9 (“Company”), in accordance with clause 4.20.1 of the “Instrumento Particular de Escritura da 2ª (Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Duas Séries, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A.”, celebrated on April 30th , 2021 between the Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (“Debentures” and “Debenture Indenture”, respectively), informs the debenture holders the change of the newspaper used for its legal publications; therefore, the disclosure of relevant actions and decisions relating to the Debentures will be carried out in the Folha de S. Paulo newspaper, which will assume the meaning of "Publication Newspaper" provided for in the Debenture Indenture, replacing the Monitor Mercantil.

The extract minutes of the Ordinary and Extraordinary General Shareholders' Meeting, held on April 28th, 2021, which approved the alteration of the Publication Newspaper is available for consultation on the Company’s website (https://ri.assai.com.br/) on the CVM’s website (www.cvm.gov.br) and B3’s (www.b3.com.br).

The terms starting in capital letters that are not expressly defined in this Notice to Debenture Holders will have the same meaning assigned to them in the Debentures Indenture.

São Paulo, July 7th, 2021.

SENDAS DISTRIBUIDORA S.A.

__________________________________

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.